TAOV FILM LLC

Management-Prepared Financial Statements

As of and for the period from February 26, 2025 (inception) through December 31, 2025

(Unaudited)

Prepared from company bank statements and management records. This draft reflects management's current classification assumptions, including treatment of the Wefunder proceeds as a non-current crowdfunding financing obligation rather than member equity.

TAOV FILM LLC

BALANCE SHEET

As of December 31, 2025
(USD $ in Dollars)

ASSETS

Current Assets:

Cash and cash equivalents	154,903.44
Total Current Assets	**154,903.44**
TOTAL ASSETS	**154,903.44**

LIABILITIES AND MEMBERS' DEFICIT

Current Liabilities	—

Non-current Liabilities:

Crowdfunding financing obligation	194,051.94
Total Liabilities	**194,051.94**

MEMBERS' DEFICIT

Members' deficit	(39,148.50)
Total Members' Deficit	**(39,148.50)**
TOTAL LIABILITIES AND MEMBERS' DEFICIT	**154,903.44**

See accompanying notes to financial statements.

TAOV FILM LLC

STATEMENT OF OPERATIONS

For the period from February 26, 2025 (inception) through December 31, 2025
(USD $ in Dollars)

Net revenue	—
Cost of revenue	—
Gross profit/(loss)	**—**
Operating Expenses	
General and administrative	31,238.50
Total Operating Expenses	**31,238.50**
Operating income/(loss)	**(31,238.50)**
Interest expense	—
Other loss/(income)	—
Income/(loss) before provision for income taxes	**(31,238.50)**
Provision/(benefit) for income taxes	—
Net income/(net loss)	**(31,238.50)**

See accompanying notes to financial statements.

TAOV FILM LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the period from February 26, 2025 (inception) through December 31, 2025
(USD $ in Dollars)

	Members' Equity (Deficit)
Beginning balance, February 26, 2025	—
Members' contributions	2,090.00
Members' distributions	(10,000.00)
Net loss	(31,238.50)
Ending balance, December 31, 2025	**(39,148.50)**

See accompanying notes to financial statements.

TAOV FILM LLC

STATEMENT OF CASH FLOWS

For the period from February 26, 2025 (inception) through December 31, 2025
(USD $ in Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	(31,238.50)
Net Cash Provided by /(Used in) Operating Activities	**(31,238.50)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided by /(Used in) Investing Activities	**—**
CASH FLOWS FROM FINANCING ACTIVITIES	
Crowdfunding financing proceeds	194,051.94
Members' contributions	2,090.00
Members' distributions	(10,000.00)
Net Cash Provided by Financing Activities	**186,141.94**
Change in Cash and Cash Equivalents	**154,903.44**
Cash and Cash Equivalents—Beginning of the Period	—
Cash and Cash Equivalents—End of the Period	**154,903.44**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the period for interest	—
Cash paid during the period for income taxes	—

See accompanying notes to financial statements.

TAOV FILM LLC

NOTES TO FINANCIAL STATEMENTS

As of and for the period from February 26, 2025 (inception) through December 31, 2025

1. NATURE OF OPERATIONS

TAOV Film LLC (the "Company") was formed on February 26, 2025 as a Washington limited liability company. The Company was organized to develop, finance, produce, own, and exploit the motion picture *The Absence of Violet* and related ancillary rights. The accompanying financial statements are management-prepared and unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has adopted a calendar year end.

Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents consist of cash held in the Company's operating bank account.

Revenue recognition. The Company had no revenue-generating operations during the period presented and remained in the development and financing stage. Accordingly, no revenue was recognized during 2025.

Income taxes. The Company is organized as a limited liability company and intends to be treated as a partnership for U.S. federal and state income tax purposes. As such, taxable income or loss is generally passed through to the members and no provision for federal or state income taxes has been recorded in these financial statements.

Concentration of credit risk. The Company maintains its cash at a U.S. financial institution. Balances may, at times, exceed federally insured limits.

Subsequent events. Management has evaluated subsequent events through the date these financial statements were prepared.

3. CROWDFUNDING FINANCING OBLIGATION

In August 2025, the Company received net cash proceeds of $194,051.94 from its Wefunder Regulation Crowdfunding offering. Under the offering structure described in the Company's prior financing materials, investors are entitled to receive 130% of their original investment amount and thereafter participate in 50% of the net profits from the film. Because the investors are not members of the LLC and settlement is expected to occur, if at all, from future project exploitation revenues rather than on demand, management has presented the amount received as a non-current crowdfunding financing obligation as of December 31, 2025.

4. MEMBERS' EQUITY AND RELATED PARTY TRANSACTIONS

During 2025, members contributed $2,090.00 of capital to the Company. During the same period, the Company made member distributions totaling $10,000.00, consisting of $5,000.00 to Jack Chakerian and $5,000.00 to Sean Patrick Burke.

Pursuant to the operating agreement executed in September 2025, the members' ownership percentages at December 31, 2025 were as follows:

Jack Chakerian — 50%

Sean Patrick Burke — 50%

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to the normal risks and uncertainties associated with the independent film industry, including the need to obtain additional financing, complete production, secure distribution, and comply with contractual, regulatory, and tax incentive program requirements. As of December 31, 2025, management was not aware of any pending legal matters requiring accrual in the accompanying financial statements.

6. SUBSEQUENT EVENTS

Subsequent to year end, the Company received conditional approval for a Washington Filmworks incentive of up to $318,000. No asset has been recorded as of December 31, 2025 because realization of the incentive remains contingent upon the Company obtaining full production financing, completing production, and satisfying program requirements.

Other than the matter described above, management is not aware of additional material subsequent events requiring adjustment to or disclosure in these financial statements.

7. GOING CONCERN

The Company has not yet generated revenue and incurred a net loss of $31,238.50 during the period presented. The Company's ability to continue as a going concern depends on obtaining sufficient additional financing, completing the film, and ultimately generating revenues from distribution and exploitation. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management-prepared draft for Wefunder annual report support. Review before filing.